FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 8, 2005

Commission File Number: 333-119497

MECHEL STEEL GROUP OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL REPORTS THE SHUTDOWN OF A BLAST FURNACE AT CHELYABINSK METALLURGICAL PLANT

Moscow, Russia — June 7, 2005 — Mechel OAO (NYSE: MTL) reports the shutdown of an obsolete blast furnace at its leading steel enterprise — Chelyabinsk Metallurgical Plant OAO.

The shutdown of Blast Furnace No. 2 is in line with Mechel’s strategic investment program targeted at curtailing production using outdated equipment and switching to more efficient technologies.

The shutdown of the blast furnace will not lead to a decline in rolled production in 2005 as compared to 2004 as a result of an improved steel-per-rolled-product usage ratio. A decline in production of steel and pig iron is expected to be about 4% in steel and about 9% in pig iron.

In the environment of a global decline in prices for steel products and a sharp rise in prices for iron ore on the domestic market, Mechel’s main goal is to optimize existing production, reduce usage and cost ratios, and continue transition to efficient resource-saving technologies. In line with this, the share of steel produced at the Chelyabinsk Metallurgical Plant through continuous casting has increased from 22.8% in 2004 to 39.4% currently.  Overall, the main principles of Mechel’s development strategy continue to focus on further optimization of operations and the strengthening and development of its mining business.

***

Mechel OAO

Irina Ostryakova

Phone: 7-095-258-18-28

E-mail: Irina.Ostryakova@mechel.com

***

Mechel is one of the leading Russian metals and mining companies.  The Company unites producers of steel, rolled products, hardware, coal, iron ore concentrate, and nickel.  Mechel products are marketed domestically and internationally.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel Steel Group, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel Steel Group files from time to time with the U.S. Securities and Exchange Commission, including our Form F-1. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form F-1, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

MECHEL ANNOUNCES THE TEMPORARY APPOINTMENT OF VLADIMIR IORICH AS GENERAL DIRECTOR OF CHELYABINSK METALLURGICAL PLANT

Moscow, Russia — June 7, 2005 — The Board of Directors of Chelyabinsk Metallurgical Plant OAO resolved to temporarily appoint Mr. Vladimir Iorich General Director of the plant. Vladimir Iorich will also continue to serve as Chief Executive Officer of Mechel OAO (NYSE: MTL).

***

Mechel OAO

Irina Ostryakova

Phone: 7-095-258-18-28

e-mail: Irina.Ostryakova@mechel.com

***

Mechel Steel Group is one of the leading Russian metals and mining companies.  The Company unites producers of steel, rolled products, hardware, coal, iron ore concentrate, and nickel.  Mechel Steel Group products are marketed domestically and internationally.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel Steel Group, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel Steel Group files from time to time with the U.S. Securities and Exchange Commission, including our Form F-1. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form F-1, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL STEEL GROUP OAO

By:	Vladimir Iorich
Name:	Vladimir Iorich
Title:	CEO

Date:   June 8, 2005